Paul J. Delligatti 202.346.4309 pdelligatti@goodwinlaw.com	Goodwin Procter LLP 1900 N Street, N.W. Washington, D.C. 20036 T: 202.346.4000 F: 202.346.4444 goodwinlaw.com

April 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Anu Dubey

Re:	Virtus Opportunities Trust (the “Registrant”)

Registration Nos. 033-65137; 811-07455

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter (the “Letter”) in response to the oral comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on January 5, 2022 in connection with the Registrant’s Post-Effective Amendment No. 122 under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 123 under the Investment Company Act of 1940, as amended (the “1940 Act”), which were filed with the SEC pursuant to Rule 485(a) under the 1933 Act on Form N-1A on December 6, 2021 (the “Registration Statement”) for the purpose of registering six new series of the Registrant: Virtus Stone Harbor Emerging Markets Corporate Debt Fund, Virtus Stone Harbor Emerging Markets Debt Fund, Virtus Stone Harbor Emerging Markets Debt Allocation Fund, Virtus Stone Harbor High Yield Bond Fund, Virtus Stone Harbor Local Markets Fund, and Virtus Stone Harbor Strategic Income Fund (each, a “Fund” and collectively, the “Funds”).

The Registrant understands that you would like the comments provided by the Staff to us by telephone on December 10, 2021 (the “Disclosure Letter”) and on December 16, 2021 (the “Accounting Letter”) regarding the Form N-14 prospectus/proxy statement relating to the Funds (the “N-14”) to also be applied to the Registration Statement, as applicable. In this regard, comment numbers 12-23 and 27-32 of the Disclosure Letter and comment numbers 6-8 of the Accounting Letter, and the respective responses to such comments, are hereby incorporated by reference into this Letter. For your convenience, the Disclosure Letter is attached as Appendix A, and the Accounting Letter is attached as Appendix B.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement. Reference to an “Item” in a response is a reference to an Item of Form N-1A.

Ms. Dubey April 4, 2022 Page 2

1.            Comment: Please confirm to the Staff that no shares will be sold pursuant to this Registration Statement until the reorganizations contemplated in the N-14 are effective.

Response: We hereby confirm that aside from the purchase and redemption of a single share in each Fund or class by the initial shareholder to approve those items implied but not explicitly approved by shareholders, we will not sell shares until the reorganizations contemplated in the N-14 are effective.

Comments to the Prospectus:

2.            Comment: In the “Fees and Expenses” section with respect to each applicable Fund, remove the footnote to the fee table regarding borrowing costs as such footnote is not required by Item 3 of Form N-1A.

Response: The Registration Statement has been updated to address this comment.

3.            Comment: For the “Bank Loan Risk” under the “Principal Risks” section, if discontinuation of LIBOR is a principal risk for any Fund, please disclose.

Response: The Registrant does not believe that the discontinuance of LIBOR is a principal risk for any Fund. However, the Registrant believes that such disclosure is important to shareholders. As such, “LIBOR Risk” continues to be included in the Item 9 disclosures.

4.            Comment: To the extent that Virtus Stone Harbor Emerging Markets Debt Fund can invest in various types of emerging markets debt, explain to the Staff why the benchmark index selected is an appropriate broad-based market index for the Fund.

Response: The Registrant notes that, once effective, the Virtus Stone Harbor Emerging Markets Debt Fund will be actively managed and will not seek to track the composition of a benchmark index. As a result, it is expected that the Fund will invest in securities that are not in the applicable index. The Registrant believes that the JPMorgan EMBI Global Diversified Benchmark most closely reflects the broad universe of the Fund’s strategy with robust liquidity inclusion criteria.

5.            Comment: In the “Principal Investment Strategies” section of the Virtus Stone Harbor Emerging Markets Debt Allocation Fund, change the references to “Emerging Markets Investments” in the 80% policy to be “Emerging Markets Debt Investments” in light of the word “debt” in the Fund’s name.

Response: The Registration Statement has been updated to address this comment.

6.            Comment: In the “Performance Information” section for the Virtus Stone Harbor Emerging Markets Debt Allocation Fund, please explain why a government bond index that includes sovereign and quasi-sovereign debt is an appropriate broad-based market index for the Fund, which appears to invest more broadly through its underlying funds.

Ms. Dubey April 4, 2022 Page 3

Response: The Registrant notes that Form N-1A requires a single broad-based index to be identified as the benchmark for an open-end registered management investment company. Further, an additional (or secondary) benchmark(s) can be identified, including a benchmark that is a blend of two or more indices. In this case, the prospectus discloses a single broad-based index as well as two additional indices, one of which is the blended benchmark (50% JPMorgan EMBI Global Diversified Index / 50% JPMorgan GBI-EM Global Diversified Index). The Registrant believes that, in light of the expected investment portfolio of the Fund, the blended benchmark provides an appropriate performance comparison metric for shareholders.

7.            Comment: In the “Performance Information” section for the Virtus Stone Harbor High Yield Bond Fund, the Staff notes that the Fund’s 80% policy is to invest in high yield debt of U.S. and non-U.S. issuers. Please explain to the Staff why a U.S. high yield index is an appropriate broad-based index for the Fund.

Response: The Registrant notes that the Fund is actively managed and will not seek to track the composition of a benchmark index. As a result, it is expected that the Fund will invest in securities that are not in the applicable index. Historically, the Predecessor Fund’s exposure to debt issued by U.S. issuers has been greater than 90%. The Fund’s listed index, ICE BofA U.S. High Yield Constrained Index also has exposure to non-U.S. issuers. As of 12/31/2021, approximately 92% of the Fund’s assets were allocated to U.S. issuers versus 88% for the index.

8.            Comment: In the “Performance Information” section for the Virtus Stone Harbor Strategic Income Fund, please explain to the Staff why an investment grade index is an appropriate broad-based index since the Fund can invest without limit in junk bonds.

Response: The Registrant believes the Bloomberg Global Credit Index is an appropriate broad-based index for the Fund because it includes exposure to investment grade, high yield and emerging markets bonds, which encompass the universe in which the Fund invests. As of a recent date, the index has approximately 11.5% exposure to high yield bonds and 15.8% exposure to emerging markets bonds, with the balance in investment grade bonds. Over time, the Fund’s allocations to high yield bonds remain at moderate levels. Although it is true that the Fund could invest in high yield bonds without limitation, it is not anticipated that the Fund’s allocation to high yield bonds will meaningfully exceed that of the benchmark index exposure noted above. This expectation is supported by its historical allocation to high yield bonds. The Fund’s portfolio managers continue to believe that the Bloomberg Global Credit Index is an appropriate broad-based index for the Fund.

9.            Comment: In an appropriate location in the prospectus, disclose that the Declaration of Trust requires actions to be brought exclusively in federal or state court in Delaware and disclose related risks (i.e., the fact that it might be an inconvenient or unfavorable forum).

Response: The Registrant notes that such disclosure already exists in the Funds’ statement of additional information (“SAI”). See the fourth paragraph under “GENERAL INFORMATION AND HISTORY” - “Capital Stock and Organization of the Trust” section of the SAI.

Ms. Dubey April 4, 2022 Page 4

10.         Comment: Update all fee tables and other financial information where bracketed.

Response: The Registration Statement has been updated throughout to address this comment.

11.         Comment: In the “Principal Investment Strategies” section for each Fund, disclose the process to determine an “ESG score,” including whether a proprietary or third party scoring provider is used. If a Fund primarily relies on a third party scoring provider, please identify such third party provider and briefly describe a provider’s ESG criteria.

Response: The Registrant notes that no Fund has as its investment objective or principal investment strategies a focus on ESG investing. Rather, for all Funds, ESG factors may be considered and incorporated into the investment analysis process, including assessing creditworthiness. The nature of the ESG analysis varies by asset class and sub-asset class. While the subadviser may determine to use a scoring process, that process will vary and may change over time, and most importantly, the portfolio managers have discretion as to whether to consider the ESG analysis for a given issuer. As such, in light of the Staff’s comment, and in consideration of the investment mandate of each Fund, the Registrant has revised the disclosure as follows:

In evaluating an existing or prospective investment, ESG is just one of several factors considered by the subadviser, and the subadviser may determine that an investment is appropriate notwithstanding its relative ESG characteristics. ~~even if certain ESG factors related to the investment cause it to have an overall lower ESG score~~.

12.        Comment: In the “Additional Risks Associated with Investment Techniques and Fund Operations” section, explain to the Staff why “ESG Consideration” is an additional risk rather than a principal risk.

Response: As indicated in our response to Comment No. 11, no Fund has as its investment objective or principal investment strategies a focus on ESG investing. Rather, for all Funds, ESG factors may be considered and incorporated into the investment analysis process. Accordingly, the Registrant has determined to include “ESG Consideration” as an additional risk for each Fund.

13.         Comment: In the “Principal Investment Strategies” section of the Virtus Stone Harbor Emerging Markets Corporate Debt Fund, clarify how integrating environmental, social and governance (“ESG”) factors helps the subadviser evaluate creditworthiness, as seen in the following language:

The fund’s subadviser engages in fundamental analysis that integrates, among other factors, a review of environmental, social and governance (“ESG”) factors to evaluate the creditworthiness of issuers in which the fund may invest.

Response: The Registrant notes that ESG factors may impact the creditworthiness of an issuer in various ways. For example, ESG factors may influence downside risks arising from unexpected costs due to environmental issues. Creditworthiness may also be impacted by shifts in broader business conditions including ESG-related legal and regulatory developments, negative and positive. It could also involve tail risks or more likely events, and may include the risk of changing market perceptions and risk premiums for specific issuers. In this regard, the subadviser may consider ethical business practices, the reputation and track record of management and dominant shareholders, management compensation policy, and Board independence and diversity, among others. Social factors that impact corporate issuers could include worker rights, fair pay, diversity/opportunity policies, unionization, privacy/data security, among others. While the Registrant appreciates the Staff’s comment, the Registrant declines to add additional disclosure to the Fund’s prospectus.

Ms. Dubey April 4, 2022 Page 5

14.         Comment: In the “Class A Sales Charge Reductions and Waivers” section, specifically “Sales at Net Asset Value,” please disclose full name of “PNX” as referenced in the following disclosure:

(9)       Any employee or agent who retires from the Distributor and/or their corporate affiliates or from PNX, as long as, with respect to PNX employees or agents, such individual was employed by PNX prior to December 31, 2008

Response: “PNX” stands for Phoenix Life Insurance Company. The Registration Statement has been updated to address this comment.

COMMENTS TO THE SAI:

15.          Comment: On the front cover and in the “Financial Statements” section, please include hyperlinks to the funds’ annual report to shareholders for all reports that are incorporated by reference.

Response: The Registration Statement has been updated to include such hyperlinks.

* * *

On behalf of the Registrant, we believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners, LLC
Adam Shapiro, Stone Harbor Investment Partners, LLC Wendy Hills, Virtus Investment Partners, Inc. Jennifer Fromm, Virtus Investment Partners, Inc.

Ms. Dubey April 4, 2022 Page 6

Appendix A

December 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey, Esq.

Re:	Virtus Opportunities Trust (the “Registrant”)

Response to Staff Comments on Form N-14 – Registration Statement under the Securities Act of 1933

File No. 0001104659-21-143538

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on December 10, 2021 regarding the Form N-14 prospectus/proxy statement (the “Registration Statement”) referenced above. A preliminary Registration Statement was submitted to the SEC on November 24, 2021. Any changes made in response to the Staff’s comments will be reflected in the definitive Registration Statement.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used below have the same meaning as in the Registration Statement.

1.            Comment: In the shareholder letter that accompanies the Registration Statement, please add a chart showing the classes of each Acquiring Fund that will receive the assets and liabilities of the corresponding classes of each Acquired Fund.

Response: The Registration Statement has been updated to address this comment.

2.            Comment: In the shareholder letter and other applicable instances in the Registration Statement that compare the expenses of an Acquired Fund to those of its corresponding Acquiring Fund, please: (i) either disclose comparative information with respect to total expense ratios without regard to waiver / reimbursement arrangements or disclose both comparative total expense ratios without regard to waivers / reimbursement arrangements and comparative “net” total expense ratios (clarifying that “net” refers to a Fund’s total expense ratio after applicable wavier / reimbursement arrangements); and (ii) add “after waivers or reimbursements” to explain that any references to “net” expenses is reflect of any such arrangements.

Response: The Registration Statement has been updated to address this comment.

Ms. Dubey April 4, 2022 Page 7

3.            Comment: In the shareholder letter and other applicable instances in the Registration Statement, to the extent that a Reorganization will result in an increase in total operating expenses without regard to waiver / reimbursement arrangements for any Acquired Fund (or share class thereof), please disclose this fact.

Response: The requested changes have been made, and disclosure has been added to indicate that total expense are anticipated to increase for the Emerging Markets Debt Fund and for Class I of Local Markets Fund. As disclosed in the Registration Statement and discussed with the Staff, pursuant to applicable expense limitation arrangements, net expenses (i.e., after waivers / reimbursement arrangements) for the Acquired Funds will not increase for a period of at least two years.

4.            Comment: In the Question & Answer (“Q&A”) section and other applicable instances in the Registration Statement, please clarify disclosure as to what it means to “become a Virtus entity.”

Response: The requested change has been made, and the following disclosure has been added:

Effective with the Acquisition, Stone Harbor will become a Virtus affiliate but will retain autonomy over its investment process, which will not change as a result of the Acquisition.

5.            Comment: In the Q&A and other applicable instances in the Registration Statement, please include additional disclosure in support of the following asserted benefit to Acquired Fund shareholders: “the ability to spread fixed costs over a larger combined asset base of Virtus Funds.” Specifically, please disclose the reasons why the Reorganizations may result in a larger asset base.

Response: The referenced language has been updated to reflect the Staff’s comment. Virtus has a larger distribution team and channels, whereas Stone Harbor focuses more on international and institutional distribution efforts. In addition, the Acquiring Funds will be part of a broader family of funds with greater combined scale.

6.            Comment: With respect to the following Q&A, “Will there be any changes to the options or services associated with my shareholder account as a result of the Reorganization?”, and other applicable instances in the Registration Statement, disclose how the below-excerpted language compares to the corresponding share class of the Acquired Fund.

(1) investors who purchase Class A shares of the Acquiring Funds outside of the Reorganizations will pay a sales charge at the time of purchase equal to 3.75% of the offering price (3.90% of the amount invested)

(2) In addition, Class A shares are generally not subject to any charges by the Acquiring Funds when redeemed, but a contingent deferred sales charge (“CDSC”) in an amount equal to 1.00% may be imposed on certain redemptions of purchases of $1,000,000 or more of Class A shares within 18 months of a finder’s fee being paid on such shares.

Ms. Dubey April 4, 2022 Page 8

Response: Disclosure has been added. For both (1) and (2), the following clarification has been added:

Existing Distributor Class shares of the Acquired Funds do not have a sales load, CDSC or redemption fee. To the extent applicable, any investors in the Distributor Class prior to the Reorganizations would not be subject to the sales load arrangements of Class A shares. However, there are no outside shareholders in the Acquired Funds’ Distributor Class shares.

7.            Comment: In the Q&A, disclose the estimated “one-time negative impact” associated with the Reorganization for each Acquired Fund on a per-share basis.

Response: The requested disclosure has been included in the Q&A. In other sections of the Registration Statement that discuss this matter, disclosure has been added directing shareholders to the Q&A section.

8.            Comment: Add hyperlinks to the documents incorporated by reference.

Response: The Registration Statement has been updated to address this comment.

9.            Comment: In the Q&A and other applicable instances in the Registration Statement, disclose VAIA’s ability to recover (recoup) fees and expenses waived and/or reimbursed by Stone Harbor prior to the Reorganizations under the existing Expense Limitation Agreement for the Acquired Funds. Please explain why it is appropriate for VAIA to be able to recover fees and expenses from the Acquiring Funds that were waived and/or reimbursed prior to the Reorganizations. The Staff has taken the position that new adviser’s should generally not be able to recover fees and expenses waived and/or reimbursed by a previous adviser. Please also consider the extent to which any such future reimbursements by the Funds would be consistent with Section 15(f) of the Investment Company Act of 1940.

Response: Subject to the provisions of the Expense Limitation Agreement with the Acquiring Funds, VAIA will have the right to recover (recoup) fees and expenses waived and/or reimbursed prior to the Reorganizations under the existing Expense Limitation Agreement for the Acquired Funds. Disclosure has been added to the Registration Statement in this regard. The Acquiring Funds are “shell funds” that are being formed to acquire all of the assets and liabilities of the Acquired Funds. In this connection, the Acquiring Funds acquire contingent liabilities, such as the obligation to repay any previously waived and/or reimbursed fees and expenses that would have been payable by the Acquired Funds under the existing Expense Limitation Agreement. Any such repayments by the Acquiring Funds will be subject to the Expense Limitation Agreement, as well as approval by the Board of Trustees of the Acquiring Funds. The Registrant also notes that the current investment adviser to the Acquired Funds will (i) be the sub-adviser to the Acquiring Funds and (ii) be an affiliate of VAIA by virtue of the closing of the Acquisition. Finally, to the extent that any such recoupment rights are exercised in the future, the Registrant will consider the application of Section 15(f) and the extent to which such repayments relate to the “unfair burden” requirement of the Section 15(f) safe harbor.

Ms. Dubey April 4, 2022 Page 9

10.          Comment: Exhibit D to the Registration Statement discloses additional information about the Acquiring Funds. In the Registration Statement section, “Comparison of Acquired Funds and Acquiring Funds – All Reorganizations,” please revise or delete the disclosure indicating that Exhibit D includes additional information regarding each Acquiring Fund’s principal investment strategies as such disclosure is included elsewhere in the Registration Statement.

Response: The Registration Statement has been updated to address this comment.

11.          Comment: Modify the format of the “Annual Fund Operating Expenses” tables to show each Acquired Fund’s fees on a per class basis side-by-side with fees of the corresponding Acquiring Fund on a per class basis.

Response: The Registration Statement has been updated to address this comment.

12.          Comment: In a footnote to each “Annual Fund Operating Expenses” table, to the extent applicable, please disclose VAIA’s ability to recover (recoup) from an Acquiring Fund fees and expenses previously waived and/or reimbursed by Stone Harbor under the existing Expense Limitation Agreement with an Acquired Fund prior to a Reorganization.

Response: Disclosure has been added to the Registration Statement in this regard.

13.          Comment: In a footnote to each “Annual Fund Operating Expenses” table, please disclose the parties that have the ability to terminate the expense limitation agreement during the initial two year period.

Response: The requested change has been made, and the following disclosure has been added:

The expense limitation agreement is terminable by mutual agreement of the Board of Trustees of Virtus Opportunities Trust and VAIA.

14.          Comment: To the extent that a Fund has a policy to invest 80% of its net assets (plus any borrowings made for investment purposes) in certain types of investments, please confirm that such Fund will value any derivatives positions based on the market value of such derivative instruments and not their notional value. By way of example, the Emerging Markets Corporate Debt Fund has a principal investment strategy to invest 80% of its net assets (plus any borrowings made for investment purposes) in Emerging Markets Corporate Debt Investments.

Response: It is hereby confirmed.

15.          Comment: To the extent that the Emerging Markets Corporate Debt Fund’s principal investment strategies include writing credit default swaps, please specify and include disclosure regarding the risks associated with writing credit default swaps as opposed to buying credit default swaps.

Ms. Dubey April 4, 2022 Page 10

Response: Certain Funds, including the Emerging Markets Corporate Debt Fund, may write and/or buy credit default swaps. However, such investments do not constitute a material part of the investment strategy for any Fund. Given that credit default swaps are not intended to be a principal strategy, Registrant believes there is no need to add a principal risk factor.

16.          Comment: To the extent that a Fund’s principal investment strategies include contingent convertibles (also known as, “CoCos”), please include a corresponding principal risk regarding investments in CoCos.

Response: The Registrant confirms that none of the Funds have a principal investment strategy of investing in CoCos. Accordingly, the Registrant has not included any principal risk disclosure regarding CoCos in the Registration Statement.

17.          Comment: To the extent that a Fund’s principal investment strategies include “covenant lite” loans, please include a corresponding principal risk regarding covenant lite loans.

Response: The Registrant confirms that none of the Funds have a principal investment strategy of investing in covenant lite loans. Accordingly, the Registrant has not included any principal risk disclosure regarding covenant lite loans in the Registration Statement.

18.          Comment: For Emerging Markets Debt Allocation and Strategic Income Fund, disclose that the Fund will consider holdings of the underlying Funds in which it invests when determining compliance with the 80% policy.

Response: Confirmed; the requested disclosure has been added.

19.          Comment: For Emerging Markets Debt Allocation Fund and for Emerging Markets Debt Fund, disclose that derivatives included in the 80% bucket are those that have economic characteristics of emerging markets fixed income securities.

Response: Confirmed; the requested disclosure has been added.

20.          Comment: For Emerging Markets Debt Allocation Emerging Markets Debt Fund and Local Markets Fund, delete language stating that a derivative whose performance is linked to emerging markets countries, currencies, markets economies or ability to repay loans is included in 80% bucket. Derivatives included in the 80% bucket must be “economically tied” to emerging market countries.

Response: The Registrant believes the current disclosure is aligned with the Staff’s comment. Any derivative that would count towards the 80% commitment would be tied economically (i.e., by performance) to an emerging markets country, an emerging markets currency, an emerging markets economy or an emerging markets issuer’s ability to repay loans. As a practical matter, the derivatives that would fall under this category would be single name credit default swaps.

Ms. Dubey April 4, 2022 Page 11

21.          Comment: Please disclose the amount invested in each of the underlying funds as of a recent date for Emerging Markets Debt Allocation Fund.

Response: As of October 31, 2021, the Emerging Markets Debt Allocation Fund invested approximately 49% of its assets in the Emerging Markets Debt Fund and approximately 51% of its assets in the Local Markets Fund. While the Registrant appreciates the Staff’s comment, since this allocation corresponds closely to the disclosure that is in the Registration Statement, Registrant has determined not to include this information in the principal investment strategies of the Fund.

22.          Comment: To the extent that a Fund had a portfolio turnover rate in excess of 100%, please disclose the risks of frequent trading as a principal risk for such Fund.

Response: The requested disclosure has been added for the applicable Funds.

23.          Comment: The principal investment strategies for the High Yield Bond Fund include a commitment to invest 80% of the Fund’s net assets (plus any borrowings made for investment purposes) in High Yield Debt Securities. The principal investment strategies also including the following:

These types of securities and instruments are commonly referred to as “high yield” securities or “junk bonds” and may include, among other things, bonds, debentures, notes, equipment trust certificates, commercial paper, commercial loans, preferred stock and other obligations of U.S. and non-U.S. issuers.

Revise the disclosure as follows: (1) include the word “debt” before “securities and instruments”; and (2) delete the reference to “preferred stock.” In addition, if the investments in non-U.S. issuers includes investments in debt issued by companies in emerging markets to a degree that would render such investments as principal investment strategies, please so disclose.

Response: The Registrant has included the word “debt” before “securities and instruments” and deleted the reference to “preferred stock.” The Registrant confirms that the Fund does not intend to invest in debt issued by companies in emerging markets to a degree that would render such investment activities to be disclosed in the Fund’s principal investment strategies.

24.          Comment: Under “Reasons for the Proposed Reorganizations and Board Deliberations Regarding the Proposals,” please elaborate on the disclosure regarding: (1) “opportunities for increased asset growth and improved economies of scale, over the long term”; and (2) “the alternatives available to each Acquired Fund.”

Response: Additional disclosure has been included in the Registration Statement regarding these points:

Ms. Dubey April 4, 2022 Page 12

(1) there are opportunities for increased asset growth and improved economies of scale, over the long term due to the fact that Virtus has, including but not limited to, a larger distribution team including U.S. retail distribution relationships, whereas Stone Harbor’s investor base has primarily consisted of U.S. and non-U.S. institutional relationships, and due to the fact that the Acquiring Funds will be part of a broader family of funds with greater combined scale.

(2) the alternatives available to each Acquired Fund if that Acquired Fund, or various Acquired Funds, do not participate in the Reorganization, and the likely less favorable effects on the shareholders of that Acquired Fund of those alternatives, which may include seeking a reorganization with a different fund, the liquidation of the Acquired Fund or continuing current operations of the Acquired Fund.

25.          Comment: Under “Interests of Certain Persons in the Transaction,” please disclose with greater specificity the interests of certain persons in the Reorganizations.

Response: The referenced section has been updated to reflect the comment. We note that this requirement comes from Item 5 of Schedule 14A, and Registrant believes the below modification is responsive to the form requirement:

Stone Harbor, the investment adviser to the Acquired Funds, has an interest in the Reorganization. In addition, Messrs. Peter Wilby, Jeffrey Scott, Thomas Reynolds, Amanda Suss and Adam Shapiro, Trustees and/or officers of the Funds who are also partners or employees of Stone Harbor may be deemed to have an interest in the Reorganizations by virtue of their ~~positions with~~ ownership of Stone Harbor, which is a 100% employee-owned firm.

26.          Comment: Please add a proposal to the proxy statement and proxy card to adjourn the meeting if not enough votes to approve are received.

Response: The requested changes have been made.

27.          Comment: Please revise the “Other Investment Companies” disclosure found in Exhibit B for Acquiring Funds to include a reference to Rule 12d1-4.

Response: The requested change has been made.

28.          Comment: Add “(plus borrowing for investment purposes)” after “net assets”, as indicated below:

any change to a Fund’s investment policy of investing at least 80% of such Fund’s net assets (plus borrowing for investment purposes) in a particular type or category of securities is subject to 60 days prior notice to shareholders.

Response: The requested change has been made.

Ms. Dubey April 4, 2022 Page 13

29.          Comment: Tailor the Emerging Market Risk factor to the particular emerging markets in which a Fund principally invests.

Response: The emerging markets exposure is expected to be broad based and not concentrated in a few markets. Therefore, Registrant declines to make changes to this section.

30.          Comment: If any Fund is invested in China issuers to the level of a principal investment strategy, please identify China in the principal investment strategies and disclose the corresponding risks in the principal risks, including if the Fund is invested in variable interest entities (VIEs) and related risks.

Response: An “Investing in China Risk” has been added for the Fund that invests in China to the level of a principal investment strategy, which is Local Markets Fund.

31.          Comment: Under Exhibit D, “Risks Associated with Additional Investment Techniques and Fund Operations,” the Staff noted that one risk in this chart is environmental, social and governance (ESG) investing. To the extent that ESG investing is part of the principal investment strategies for a Fund, please include a corresponding risk in the principal risks.

Response: The Registrant has not included any principal risks relating to ESG investing as none of the Funds incorporate ESG factors as part of this principal investment strategies.

32.          Comment: Please add the $25 small account fee to the fee table as an account fee for Acquiring Funds.

Response: Per Instruction 2(d) to Item 3, “…fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.” Because this fee is only charged on accounts under a relatively small size and contains waiver provisions for shareholders to which it would otherwise apply, the Registrant does not believe this fee rises to the level of requiring disclosure in the fee table. The Registrant therefore has made no revisions in response to this comment.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc. Holly van den Toorn, Virtus Investment Partners, Inc.

Ms. Dubey April 4, 2022 Page 14

Appendix B

December 29, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attn: Ms. Lauren Hamilton

Re:	Virtus Opportunities Trust (the “Registrant”)

Response to Staff Comments on Form N-14 – Registration Statement under the Securities Act of 1933

File No. 0001104659-21-143538

Dear Ms. Hamilton:

On behalf of the Registrant, we are submitting this letter in response to the oral comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephone conversation on December 16, 2021 regarding the Form N-14 prospectus/proxy statement (the “Registration Statement”) referenced above. A preliminary Registration Statement was submitted to the SEC on November 24, 2021. Any changes made in response to the Staff’s comments will be reflected in the definitive Registration Statement.

A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used in this correspondence have the same meaning as in the Registration Statement.

1.            Comment: Please explain supplementally the status of Stone Harbor Emerging Markets Debt Blend Fund (the “Blend Fund”). Per financial statements dated May 31, 2021, the Fund had not yet commenced operations as of that reporting period. The Staff observed that the Blend Fund was referenced in the Acquired Funds’ prospectus dated September 30, 2021.

Response: The Blend Fund has not commenced operations and will not be reorganized into any Acquiring Fund. Prior to, or shortly after, the Reorganizations, it is anticipated that the Blend Fund will be terminated.

2.            Comment: Please review the “Annual Fund Operating Expenses” table for the Emerging Markets Debt Fund and confirm that the total expense ratio of the Acquiring Fund is expected to be the same as that of the Acquired Fund. If this is not the case, please update the expense information included in the table.

Response: The information included in the “Annual Fund Operating Expenses” table has been updated.

Ms. Dubey April 4, 2022 Page 15

3.            Comment: In the Question and Answer (“Q&A”) section and other applicable instances in the Registration Statement, please compare the sales loads, contingent deferred sales charges, commissions, redemption fees and other transaction fees (collectively, “Transaction Fees”) charged with respect to Class A shares of the Acquiring Funds to the Transaction Fees charged with respect to Distributor Class shares of the Acquired Funds.

Response: The Registration Statement includes information regarding the applicable Transaction Fees charged with respect to Class A shares of the Acquiring Funds and also discloses that no such Transaction Fees will be imposed in connection with the Reorganizations. The Registration Statement has been updated to reflect the fact that no Transaction Fees are currently charged with respect to Distributor Class shares of the Acquired Funds. The Registration Statement also explains that there are no outside shareholders of Distributor Class shares of the Acquired Funds.

4.            Comment: Please confirm that the disclosure required by Rule 6-11 of Regulation S-X has been included in the Registration Statement. Please update the Registration Statement, particularly the Statement of Additional Information, to include, among other aspects of Rule 6-11, the “Supplemental financial information” required by Section (d) of such Rule and, as applicable, include appropriate disclosure regarding the impact of the material difference in the valuation procedures of the Acquiring Funds versus those of the Acquired Funds relating to fixed income securities.

Response: The Registration Statement has been updated to include this information. As noted in the updated Registration Statement, it is not anticipated that any Reorganization will result in a material change in an Acquired Fund’s investment portfolio. This disclosure and other pertinent information responsive to Rule 6-11 has been included in the Registration Statement.

5.            Comment: In the “Annual Fund Operating Expenses” table for the Corporate Debt Fund, please include pro forma operating expenses of the Acquiring Fund.

Response: The Registration Statement has been updated accordingly.

6.            Comment: In a footnote to the “Annual Fund Operating Expenses” table for Emerging Markets Corporate Debt Fund, it indicates that the borrowing costs are 1 basis point (i.e., 0.01% of the Fund’s average net assets). The Staff requests that the Registrant review this information and confirm.

Response: The Registrant confirms the borrowing costs included in the Registration Statement. The Financial Highlights table dated May 31, 2021 and the information included in the Acquired Funds’ prospectus dated September 30, 2021 are consistent with this disclosure. For the Staff’s convenience, the aforementioned Financial Highlights and prospectus disclosure follow:

Ms. Dubey April 4, 2022 Page 16

Ms. Dubey April 4, 2022 Page 17

7.            Comment: The “Annual Fund Operating Expenses” tables for each of the Funds include a footnote that describes the expense limitation arrangements that are anticipated to be in place for the Acquiring Funds following the Reorganizations. The Staff requests that the Registrant review this disclosure and confirm that such footnotes are consistent with similar footnotes to be included in the Acquiring Funds’ registration statement filed pursuant to Rule 485 under the Securities Act of 1933 ( the “1933 Act”).

Response: The Registrant confirms that, subject to certain revisions requested by Ms. Anu Dubey of the Staff pursuant to a set of comments to the Registration Statement (such comments were conveyed telephonically on December 10, 2021 and are addressed in a separate correspondence dated December 29, 2021 from Paul Delligatti of Goodwin Procter LLP), the applicable footnotes to the “Annual Fund Operating Expenses” tables are accurate as presented in the Registration Statement. With respect to the Acquiring Funds’ registration statement filed pursuant to Rule 485 under the 1933 Act (for purposes of this response, the “Prospectus”), the Registrant believes that the applicable footnotes substantively align with the Registration Statement’s disclosure regarding the expense limitation arrangements, other than with respect to certain differences associated with the nature of the Registration Statement versus that of the Prospectus (i.e., the Registration Statement discloses arrangements that will be in place in the future upon the closing of a Reorganization). With that as context, the Registrant confirms that it will review and, as necessary, reconcile any differences, including the applicable amount of any expense limitations, prior to filing the definitive Prospectus.

Ms. Dubey April 4, 2022 Page 18

8.            Comment: Under the “Reorganization of Stone Harbor Local Markets Fund into Virtus Stone Harbor Local Markets Fund” section of the Registration Statement, please review the one-year hypothetical expense calculation for Class A shares of the Acquiring Fund.

Response: The Registrant has reviewed and revised the calculation.

9.            Comment: In the “Purchases and Sales of Acquired Fund and Acquiring Fund Shares” section of the Registration Statement, please disclose the fact that Transaction Fees (defined above in Comment 3) may result in higher fees associated with subsequent purchases of Class A shares.

Response: See response to Comment 3 above.

10.          Comment: In the “Tax Status of the Reorganizations” section of the Registration Statement, please (i) include disclosure about the potential loss or limitations with respect to capital loss carry forwards of the Acquired Funds as a result of the Reorganizations; and (ii) disclose the cash amount of capital loss carry forwards as of the most recent fiscal year end of the Acquired Funds.

Response (i): The Registration Statement includes disclosure indicating that a Reorganization will generally not affect an Acquiring Fund’s ability to carry forward capital losses of the corresponding Acquired Fund. As such, other than certain clarifying changes, the Registration Statement has not been updated to address Comment 10(i).

Response (ii): The Registration Statement has been updated to include the amounts of applicable capital loss carry forwards.

11.          Comment: Under the “Capitalization and Ownership of Fund Shares” section of the Registration Statement, please (i) show the adjustments resulting from the difference between the valuation procedures of the Acquiring Funds with respect to fixed income securities and those of the valuation procedures of the Acquired Funds; and (ii) include information as of a date within thirty (30) days of the filing of the definitive Registration Statement.

Ms. Dubey April 4, 2022 Page 19

Response: The requested change has been made. Information has been provided as of November 30, 2021. The revised tables are below:

Stone Harbor Emerging Markets Corporate Debt Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Corporate Debt Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	7,115	(7,115)	-
Class I	-	7,084	7,084
Total Net Assets	7,115	(31)	7,084

Net Asset Value Per Share
Institutional Class	9.00	(9.00)	-
Class I	-	8.96	8.96

Shares Outstanding (in 000s)
Institutional Class	790	(790)	-
Class I	-	790	790
Total Shares Outstanding	790	-	790

Stone Harbor Emerging Markets Debt Allocation Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Debt Allocation Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	17,550	(17,550)	-
Class I	-	17,475	17,475
Total Net Assets	17,550	(75)	17,475

Net Asset Value Per Share
Institutional Class	8.85	(8.85)	-
Class I	-	8.81	8.81

Shares Outstanding (in 000s)
Institutional Class	1,984	(1,984)	-
Class I	-	1,984	1,984
Total Shares Outstanding	1,984	-	1,984

Stone Harbor Emerging Markets Debt Fund (Acquired Fund) into Virtus Stone Harbor Emerging Markets Debt Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	1,353,610	(1,353,610)	-
Class I	-	1,346,436	1,346,436
Total Net Assets	1,353,610	(7,174)	1,346,436

Net Asset Value Per Share
Institutional Class	9.34	(9.34)	-
Class I	-	9.29	9.29

Shares Outstanding (in 000s)
Institutional Class	144,972	(144,972)	-
Class I	-	144,972	144,972
Total Shares Outstanding	144,972	-	144,972

Ms. Dubey April 4, 2022 Page 20

Stone Harbor High Yield Bond Fund (Acquired Fund) into Virtus Stone Harbor High Yield Bond Fund (Acquiring Fund)

	Acquired Fund	Adjustments	Acquiring Fund
Net Assets (in 000s)
Institutional Class	104,818	(104,818)	-
Class I	-	104,598	106,598
Total Net Assets	104,818	(220)	104,598

Net Asset Value Per Share
Institutional Class	8.01	(8.01)	-
Class I	-	7.99	7.99

Shares Outstanding (in 000s)
Institutional Class	13,086	(13,086)	-
Class I	-	13,086	13,086
Total Shares Outstanding	13,086	-	13,086

Stone Harbor Local Markets Fund (Acquired Fund) into Virtus Stone Harbor Local Markets Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	95,111	(95,111)	-
Class I	-	94,797	94,797
Total Net Assets	95,111	(314)	94,797

Net Asset Value Per Share
Institutional Class	8.38	(8.38)	-
Class I	-	8.35	8.35

Shares Outstanding (in 000s)
Institutional Class	11,350	(11,350)	-
Class I	-	11,350	11,350
Total Shares Outstanding	11,350	-	11,350

Ms. Dubey April 4, 2022 Page 21

Stone Harbor Strategic Income Fund (Acquired Fund) into Virtus Stone Harbor Strategic Income Fund (Acquiring Fund)

	Acquired Fund	Adjustments(a)	Acquiring Fund
Net Assets (in 000s)
Institutional Class	31,307	(31,307)	-
Class I	-	31,226	31,226
Total Net Assets	31,307	(81)	31,226

Net Asset Value Per Share
Institutional Class	9.43	(9.43)	-
Class I	-	9.41	9.41

Shares Outstanding (in 000s)
Institutional Class	3,320	(3,320)	-
Class I	-	3,320	3,320
Total Shares Outstanding	3,320	-	3,320

12.         Comment: Add hyperlinks in the “Where to Get More Information” section of the Registration Statement.

Response: The Registration Statement has been updated to include such hyperlinks.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 346-4309 if you wish to discuss this correspondence further.

Sincerely,

/s/ Paul J. Delligatti

Paul J. Delligatti

cc:	Rachel Greer, Stone Harbor Investment Partners LP
Adam Shapiro, Stone Harbor Investment Partners LP Wendy Hills, Virtus Investment Partners, Inc. Holly van den Toorn, Virtus Investment Partners, Inc.